March 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that Envision Healthcare Holdings, Inc. and Envision Healthcare Corporation have included disclosure with respect to certain activities described in Section 13(r) in their combined Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 14, 2014.  The disclosure can be found on pages 126 and 127 of the combined Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

Envision Healthcare Holdings, Inc.
Envision Healthcare Corporation

/s/ Craig A. Wilson
Craig A. Wilson
Senior Vice President, General Counsel and Secretary

6200 S. Syracuse Way, Ste. 200

Greenwood Village, CO 80111